SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

06012431

SEC MAIL PROCESSING
RECEIVED
APR 1 0 2006
WASH, D.C. 213 SECTION

BY MAIL

April 3, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of March 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

4/11

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS INC. PROPOSES A CDN$350,000 FINANCING

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

March 3, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** today announced that it proposes to sell by way of a non-brokered private placement up to 777,777 units at Cdn$0.45 per unit. Each unit will consist of one common share and one half common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at Cdn$0.60 within 24 months after closing.

Gross proceeds of up to $350,000, to be released to Superior Diamonds upon receipt of regulatory approval and closing, will be used for ongoing exploration on Superior Diamonds' Québec projects including in particular its Ville Marie and Lesperance Projects.

The two placees are SIDEX, Limited Partnership, a mining fund which is part of an initiative created by the Government of the Province of Québec and the Solidarity Fund QFL to promote the diversification of exploration, and the Fonds régional de solidarité Nord-du-Québec, whose mission is to invest in regional businesses and to provide technical support for the creation and maintenance of jobs in the region Nord-du-Québec.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds is exploring in Québec in the Ville Marie and the Desmaraisville regions.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

ANNUAL GENERAL MEETING

March 9, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced that all shareholders of record as at March 21, 2006 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders of the Company, to be held on Tuesday May 9, 2006 at the Four Seasons Hotel, Vancouver, BC.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175
1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS CLOSES A CDN$350,000 FINANCING

March 31, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced today that the non-brokered private placement disclosed on March 3, 2006 has closed, raising aggregate gross proceeds of Cdn$350,000 through the sale of 777,777 non-flow through units at Cdn$0.45 per unit.

Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for Cdn$0.60 within two years after closing. Superior Diamonds will use the gross proceeds from the private placement for ongoing exploration and development programs in Québec. The two placees are SIDEX, Limited Partnership, a mining fund which is part of an initiative created by the Government of the Province of Québec and the Solidarity Fund QFL to promote the diversification of exploration, and the Fonds régional de solidarité Nord-du-Québec, whose mission is to invest in regional businesses and to provide technical support for the creation and maintenance of jobs in the region Nord-du-Québec.

Superior also announces that it has reached an agreement with Southwestern Resources Corp. to convert a $200,000 long-term debt by issuing 444,444 common shares of the Company to Southwestern at a price of Cdn$0.45 per share. The settlement of the Company's long-term debt through the issuance of shares eliminates a monthly interest expense and enhances the Company's balance sheet. Southwestern now owns 19.2% of the issued and outstanding shares of Superior. The additional shares, which will be subject to a four-month hold period, will be issued upon receipt of acceptance of the transaction by the TSX Venture Exchange.

Southwestern Resources is an insider of Superior and thus the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule because neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Superior's market capitalization.

Superior Diamonds is exploring in Québec in the Ville Marie and the Desmaraisville regions.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca